
03057860


SPARTAN

enhancing *the* roads *of* life.

2002 ANNUAL REPORT


AISLE
2400
Fire Engineering



Road Rescue
In Service for Life℠

Road Rescue

Road Rescue designs and builds a complete line of ambulances and emergency-rescue vehicles, sold through a nationwide dealer network. For emergency-rescue personnel throughout North America, the Road Rescue® name means high quality, innovation and customer care. Road Rescue manufactures high-performance modular ambulances that fit all emergency transport requirements and offer the latest in technology. We build custom vehicles with safety, performance and ease-of-maintenance in mind. Our goal is to help rescue workers focus on the patients they're treating and transporting, rather than the vehicle. At Road Rescue, we are *In Service for Life*℠.


SPARTAN

Spartan Motors, Inc.

The SMI Mission:

To become the most-desired brands and lowest-total-cost producer in our industry niches.

The SMI Strategic Vision:

Associates
Spartan aims to develop and expand the capabilities of all associates and support the communities in which our associates live and work.

Product
Spartan Motors puts a premium on delivering innovative, performance-oriented products that solidify it as the most-desired brand.

Market
Spartan continually strives to build an image and network that drive demand for our profitable products and services.

Process
Spartan's goals include designing and implementing business processes that eliminate variation and waste, allowing us to become the lowest-total-cost producer.

Financial
Spartan is driven to generate outstanding financial performance that will ensure the long-term health of all Spartan Motors companies.

Investment Community
Through a process that demonstrates our integrity, Spartan Motors can continue to achieve superior stakeholder value.







Spartan Motors Chassis

Spartan Motors Chassis is a world leader in the design and production of high-performance custom chassis for Class A motorhomes, fire trucks and emergency vehicles. Motorhome owners, firefighters and OEMs recognize Spartan® for its high standard of engineering excellence, innovation and commitment to customer service. We focus exclusively on building custom chassis, which are designed for each niche and offer the best performance, ride-and-handling and safety features on the market today. Over the years, Spartan Motors Chassis has been at the forefront of technological innovation in the RV and fire truck industries, with features such as independent front suspension (IFS), enclosed cabs and multiplexing. That tradition continues today with new innovations such as Spartan Active Ride and our mid-engine (Me2) chassis design. Our nationwide network of authorized service centers and our commitment to ongoing education and training are all designed to help ensure anyone who owns or operates a Spartan chassis has a rewarding experience.



CRIMSON FIRE®

Crimson Fire®

Crimson Fire designs and builds custom fire apparatus for firefighters throughout North America. Created by the consolidation of two of the industry's oldest brands—Luverne® and Quality Manufacturing®—the new Crimson Fire brand builds on more than 130 years of heritage with an increased commitment to quality, value, innovation and service. We serve local fire departments with a full line of pumpers, aerials, heavy- and light-duty rescue units, tankers and quick-attack units for service in any urban, suburban or rural setting. Crimson's signature features—such as Tubular Stainless Steel body structure, Vibra-Torq™ mounting system and MultiPlex electrical system—are designed to offer the safety, reliability and durability that firefighters need to get the job done again and again. In essence, Crimson Fire is a market-driven company.







The SMI Vision:

Enhancing the roads of life.

Every day at Spartan Motors, we strive to improve life for each and every one of our stakeholders—associates, suppliers, shareholders, original equipment manufacturers (OEMs), dealers, the communities where we operate and all the end-users of our products: motorhome owners, firefighters, emergency-rescue personnel and others. We do so in a multitude of ways—innovative and high-performance products, a commitment to service, a spirit of partnership, and a drive to create shareholder value. We expect all stakeholders to believe their relationship with Spartan is constantly enhancing their road in life.

Financial Highlights

Year Ended December 31,	**2002**	2001	2000	1999	1998
Sales	**259.5**	226.3	251.4	284.6	251.6
Cost of Goods Sold	**213.5**	189.5	218.1	244.3	216.3
Gross Profit	**46.0**	36.8	33.3	40.3	35.3
Gross Profit Margin	**17.7%**	16.3%	13.2%	14.2%	14.0%
Operating Expense	**28.7**	25.8	25.4	29.4	23.6
Depreciation & Amortization	**1.9**	2.2	2.2	2.6	2.4
Operating Income	**17.3**	10.9	7.9	10.9	11.7
Operating Margin	**6.7%**	4.8%	3.2%	3.9%	4.7%
Total Net Earnings (Loss)	**11.7**	6.1	(5.6)	(1.4)	3.5
Net Profit Margin	**4.5%**	2.7%	(2.2%)	(0.5%)	1.4%
Diluted EPS	**0.97**	0.58	(0.49)	(0.11)	0.28
Net Cash Provided by (Used in) Continuing Operating Activities	**16.0**	22.0	13.0	11.7	(7.3)
Return on Invested Capital	**20.1%**	19.1%	18.9%	18.3%	16.6%

Note: All amounts in millions of US dollars except percentages and per share amounts.

Net Cash
Provided by (Used in)
Continuing Operating Activities
(dollars in millions)



$25
20
15
10
5
0
(5)
(10)
'98
'99
'00
'01
'02

Return on Invested Capital



25%
20
15
10
5
0
'98
'99
'00
'01
'02

Net Earnings (Loss)
(dollars in millions)



$12
10
8
6
4
2
0
(2)
(4)
(6)
'98
'99
'00
'01
'02

To Our Stakeholders:

2002 was an exceptional year for Spartan Motors, Inc. We posted record results, improved operations and invested in innovation. In the process, we created considerable shareholder wealth and new opportunities for the people who supply, build, sell and service **Spartan®** chassis, **Crimson Fire®** apparatus and **Road Rescue®** ambulances.

Above all, we provided motorhome owners, firefighters, and emergency-rescue personnel with a one-of-a-kind experience built around premium vehicles and premium service.

Spartan Motors focused on two core markets in 2002: motorhomes and emergency rescue. With about five percent market share in these niches, there is ample opportunity for growth. While we have explored other markets and tested other products in the past decade, our decision to refocus on these primary markets has been rewarded. The Company has performed very well historically when we focus on these markets, as evidenced by the earnings performance highlighted below. We work hard to deliver a premium experience. We build high-quality products very efficiently. And we uncover our customers' hidden needs.

That formula produced excellent results in 2002. Net earnings grew 91 percent over 2001, reaching $11.7 million, or $0.97 per diluted share, on net sales of $259.5 million in 2002. Sales were up 15 percent and operating income improved 58 percent, reflecting higher sales, improvements in productivity and a significant reduction in warranty costs. We generated $16.0 million in cash flows from continuing operations, which helped us eliminate long-term debt and invest in new capabilities. Our return on invested capital was 20.1 percent—a number that puts us among the best in our industry.


Historical Earnings Per Share
With Focus on RV, E/R markets*
Without Focus on RV, E/R markets
$1.2
0.9
0.6
0.3
0.0
(0.3)
(0.6)
(0.9)
(1.2)
'83 '84 '85 '86 '87 '88 '89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02

Excludes Carpenter Industries and closure of Spartan de Mexico

Each of Spartan's 750 associates deserves credit for the progress we made towards our mission—**to be the most-desired brands and the lowest-total-cost producer in our market niches.**

Our financial results reflect our ability to respond to opportunities that emerged last year in the motorhome and emergency-rescue markets. After two years of softness, the RV industry roared back as dealers rushed to restock thin inventories. Motorhome makers quickly increased production, but by year-end, demand for Class A motorhomes was slowing. The emergency-rescue market, on the other hand, started slowly and gained momentum, as communities reacted to the September 11th tragedy with increased spending on first-response capabilities.

The changes in our markets, and our response, proved a point we have been making to Spartan associates: It's important to control what we can—expenses, quality, operating efficiency—and put ourselves in a position to react quickly when our markets change. We need to be able to tighten the belt when necessary, but also have the ability to introduce new products or ramp up capacity when markets expand. Our continued success will come from our ability to be, in a word, "opportunistic."

Getting there has taken discipline and a commitment to controlling our own destiny. That has meant reducing costs, increasing quality and investing in resources that will provide future returns. The "War on Waste" and the Spartan Profit and Return (SPAR) economic value-added model have delivered results. Today, we can bring products to market faster and more efficiently than ever before. SPAR has helped us improve inventory management and cash flow, which allowed us to pay off more than $11 million in long-term debt last year and build a cash reserve.

This operational and financial strength allowed us to increase our investment in innovation in 2002. New Spartan chassis such as the Me2 (motorhomes) and Gladiator Evolution (fire trucks) generated momentum, while new technology like Spartan Active Ride earned praise from customers. New emergency-rescue vehicles such as Crimson's Quick Attack units for fighting brush fires and Road Rescue's Type II ambulances filled growing needs.

We also continued to build the depth of management across the organization. Our subsidiary presidents—Rich Schalter of Spartan Motors Chassis (SMC), Jeff Lautt of Crimson Fire, and Chuck Drake of Road Rescue—offer proven leadership. The addition of Jim Knapp as CFO extends our capabilities in finance, planning and analysis.

At the board level, the positions of Chairman and Chief Executive Officer were separated as co-founder George Sztykiel retired after 27 years of servant leadership. As the new Chairman and CEO, we are working together to instill a passion for excellence across the organization. In addition, veteran finance executive Ken Kaczmarek joined the board as an independent director in early 2003.

As a public company, we realize we have a special duty to create value for shareholders. We made good on that responsibility in 2002. Our stock price grew 78% over 2001, making it one of the better-performing Nasdaq stocks for the second consecutive year. In June 2002, the addition of Spartan to the Russell 3000 Index boosted trading of our shares as fund managers who track the index purchased millions of shares.

In addition to stock appreciation, the board approved two special cash dividends totaling $0.16 per share—the 14th consecutive year Spartan has paid dividends and the highest payout in our history. The board also instituted a regular cash dividend policy beginning in 2003.

In 2002, we moved forward on three strategic initiatives, which will impact our short-term profitability, but provide a stronger foundation for the Company.

- *SMC introduced the Gladiator Evolution, the first major overhaul of our custom fire truck chassis and cab in 15 years. The Evolution's new design is state-of-the-art, and the composite front end can be custom molded to an OEM's specifications, providing us great flexibility to work with manufacturers and allowing us to compete with our vertically integrated peers. As we write this letter, one of our OEM customers is introducing a new fire truck cab on an Evolution chassis that has a distinctive custom faceplate, built by Spartan.*
- *A second important initiative was the consolidation of Quality and Luverne into Crimson Fire. While we are uncovering some near-term challenges in product and marketing, this move was essential for us to generate the appropriate return on investment in the future. As separate companies, their growth was limited and costs were rising. Together, the potential is greater, and the ability to reduce costs is clear.*
- *Finally, the addition of Road Rescue's Marion, S.C. facility, while a cost increase in 2003, will allow us to lower our cost-per-vehicle and increase our capacity as we enter the Type II ambulance market. The new facility also positions us in the fastest-growing area of the country—the Southeast.*

We are making these changes from a position of strength, but they come during tough economic times. The lagging economy and its effect on the RV industry will likely stifle our growth in 2003, but the longer-term view looks bright. We believe the RV downturn should not be an extended one, and the ER markets are steady. Strategically, our cost structure and brands are in a stronger position than ever, putting us in a good position for 2004 and beyond.

In the meantime, we are focused on the business basics of making a great product, generating cash flow and achieving a strong return on the capital we invest. Spartan was in the top five percent of public companies in terms of return on invested capital in 2002. That benchmark will be difficult to achieve again in 2003, but we do expect to lead our industry and continue to strive for our own high standards in providing value to shareholders.

We would like to touch on a topic that has always been important at Spartan: integrity. While we have always had very high standards of integrity and ethics at Spartan Motors, the new Sarbanes-Oxley requirements have spurred us to formalize them and develop corporate governance guidelines. It has been a great opportunity to teach, learn, and communicate with our stakeholders about what we're trying to accomplish and, importantly, how we will go about it.

Our bottom-line focus is on creating long-term value and emphasizing profitability, regardless of short-term changes in the economy and our markets. Thank you for your confidence and support.



David Wilson
Chairman of the Board

John Sztykiel
Chief Executive Officer

Spartan Motors Chassis®

Spartan Motors Chassis draws on its three decades of engineering and manufacturing experience to build dependable, durable custom chassis for motorhomes and fire trucks. **Spartan®** chassis offer exceptional performance and handling, state-of-the art electronics and maximum flexibility when it comes to design.

These attributes are critical given changing needs and desires among motorhome owners and fire truck users. Today's motorhome is a far cry from units of the past, with luxury features such as slideouts, innovative floor plans and additional storage so RVers can bring along their toys. Likewise, fire trucks have evolved into first-response rescue units that need to get to the scene quickly, safely and loaded with tools for fighting fires and saving lives.

Changing tastes and changing needs have created additional demand for custom chassis, which are all that Spartan makes. Custom chassis account for nearly 40 percent of the motorhome market and about 55 percent of the fire truck market today—versus less than 35 percent just 10 years ago. Additionally, population demographics and the shift toward quieter, fuel-efficient diesel engines represent an increasing opportunity for Spartan.

In 2002, the RV industry bounced back following a two-year lull and the fire truck business showed stable performance. Leading the recovery in the motorhome market were diesel-powered Class A units. Spartan supplies the Class A foundation for more than 10 OEMs. On the fire truck side, business started slowly last year, but began to grow as fire districts moved to upgrade their aging fleets in the wake of September 11.

The two markets combined represent approximately 40,500 vehicles annually—a number that is anticipated to grow over the next two years. SMC's combined market share in these niches is about seven percent, leaving room for additional penetration among motorhome makers and fire truck OEMs.

SMC's strategy for winning market share is based on maximizing its core strengths in new product development, marketing, customer service and strategic partnerships with OEMs and dealers. We are designing products that are easier for OEMs to build on, and continue to push the envelope on new features that users value and dealers can market. We are stepping up our efforts to help dealers sell the value a Spartan chassis brings to the motorhome and fire truck experience. And we are increasing our investment in training and education to ensure that our nationwide network of authorized repair centers can get vehicles back on the road quickly.

New products such as the Me2 motorhome chassis and Gladiator Evolution, pictured below, reflect our direction and the kind of "win-win-win" Spartan chassis offer: OEMs like them because they are easy to build on and can be customized to a manufacturer's look. Dealers like them because they have so many saleable features. And the people who drive them—motorhome owners and firefighters—like them because they offer performance, room and easy maintenance.



Me2 Spartan's new mid-engine chassis—the Me2—allows motorhome makers design flexibility, increased performance and improved ride-and-handling. Coaches on the Me2 can feature increased living and storage space—even a garage large enough for a BMW Mini Cooper.

Evolution The new Gladiator Evolution—which improves on Spartan's popular Gladiator—is a roomier, better performing and easier-to-maintain fire truck chassis with a "one-of-a-kind" cab. OEMs can also custom-design the moldable faceplate for their own distinct look.



The RV Lifestyle

Each motorhome owner's enjoyment of the RV lifestyle is directly linked to the quality experienced with his or her coach. RVers value the experience of travel, and the many comforts of home they can take with them. At Spartan, our experience in engineering and manufacturing dictates that every custom chassis we build will fulfill our exacting standards for quality, dependability and superior ride-and-handling--so our customers can experience the roads of life on their own terms. *Experience...Ours Will Improve Yours.*



Serving our Communities

Every firefighter is a hero in his or her community. Spartan and Crimson Fire take pride in building customized vehicles that help those heroes get the job done in an increasingly complex world. Today's fire trucks have evolved into units that can handle everything firefighters encounter as they arrive first on the scene — be it a blazing inferno, chemical explosion, or six-car pile-up. And, of course, the fire trucks have to look great when they are driving heroes down Main Street in the Fourth of July parade.

Crimson Fire®

Although only a few months old, Crimson Fire boasts a 130-year heritage. Crimson was created in January 2003 through the consolidation of the Company's former fire truck subsidiaries, Luverne Fire Apparatus and Quality Manufacturing. Luverne, which celebrated its 90th anniversary last year, and Quality, which turned 40, produced custom apparatus outfitted with mid-range to premium-priced features.

The consolidated companies—which now operate under the **Crimson Fire®** brand—offer fire districts nationwide one source for a breadth of products and features at any price point. The decision to consolidate the two companies under a single management team and a unified brand followed an extensive review of operations and a thorough market analysis in 2002.

During that process, we discovered that the success of Luverne and Quality was due primarily to their exceptional products and customer service—which are exactly what customers care about most. We also found the market was highly fragmented, with a few principal players making up more than 50 percent of the market, while our brands held a combined market share of about 3 percent.

The opportunity to increase market share and the industry trend toward custom vehicles drove us to make the changes in our operating structure. Following the events of September 11, federal, state and local governments renewed their focus on ensuring that first-responders and emergency personnel were properly equipped. This commitment is especially critical given the age of vehicles in many of the nearly 27,000 fire districts in the United States. Nearly 40 percent of those districts have a vehicle that is of 1960s or 1970s vintage. Over the next few years, Crimson Fire will be focused on the opportunity to serve those departments as they move to upgrade their fire truck fleets.

Combining the two companies is already allowing Crimson to expand its dealer base, broaden its product mix, share best practices and leverage our engineering expertise. We have set ambitious goals for Crimson Fire's management team, which will be focused on expanding its dealer base to serve every region of the country with an even broader array of products.

To support that expanded network, Crimson Fire will increase the amount of training and sales support it offers to dealers. We have already begun to expand our sales staff to assist dealers and their customers, and will increase our investment in marketing our products to fire chiefs, districts and other decision-makers. Likewise, Crimson Fire has increased its investment in innovation. The combined companies are leveraging their engineering resources to develop new products that are more useful, safer and more reliable.

Homeland Rescue Unit Crimson Fire's custom fire and rescue vehicles—like this Homeland Rescue Unit—are built with exclusive features including our Tor-Max™ Body Structure, Vibra-Torq™ Mounting System and MultiPlex Electrical System—because safety, ease-of-use and response time are critical.



Road Rescue®

Road Rescue's tagline—*In Service for Life*™—is more relevant today than ever before. That's because today's ambulance operators expect more in terms of vehicle performance, durability, safety and capabilities.

While "ambulance drivers" of the past were expected to stabilize and deliver people to the hospital, today's emergency medical technicians (EMTs) diagnose and treat critically ill patients en route. This new role requires a vastly different ambulance—a vehicle that's equipped with medical technology and functional enough for EMTs to administer care while motoring through the streets at high speeds.

The **Road Rescue®** brand, which we believe holds a less than 5 percent market share in the U.S., is positioning itself as a premier provider of custom ambulances and emergency rescue vehicles.

The ambulance market is another market with slow, but steady growth. Estimated at about 5,500 units sold in the U.S. each year, an aging population and changing dynamics in the industry are driving overall demand for ambulances. In the 1990s, large private operators attempted to consolidate the industry, creating a shift to commodity-type vehicles. Today, that trend is reversing as municipal governments and local fire departments are taking a larger role in providing ambulance and emergency medical service.

The increase in municipally provided service is producing new opportunities for Road Rescue. Local providers are building out their fleets, spurring demand in medium- to high-end ambulances. In addition to sheer numbers, municipal operators are also putting an increased emphasis on vehicle safety, performance and high-tech capabilities that allow EMTs to treat patients while in transit. And many of the people responsible for purchasing ambulances—local fire district personnel—are already familiar with Spartan's reputation for quality.

To make the most of the emerging opportunities, we have invested in new capacity and capabilities that we must maximize in the coming year. Road Rescue's new manufacturing facility in Marion, S.C. provides capacity for producing new Type II ambulances to fill an emerging market need.

Road Rescue is also increasing its pace of innovation. New concept vehicles such as the UltraMedic Type III offer a glimpse at the ambulance of the future—complete with smart displays, smart glass and a variety of other high-tech features. Design improvements and lighter, stronger construction materials will help Road Rescue improve functionality and safety, so rescue workers focus less on their ambulance and more on the patients they're treating.



Type II Ambulance Road Rescue's new plant in Marion, S.C. offers our ambulance manufacturer entry into a new market—Type II ambulances—and puts it in the middle of the southeastern United States, which boasts the fastest-growing population in the country.



Assisting Life-Saving Services

It's not just about driving an ambulance anymore. It's about providing critical care at the scene and on the way to the hospital. More than ever, lives are saved before patients reach the emergency room. Emergency medical services personnel have the tools to do their jobs wherever they are, and Spartan and Road Rescue are proud to provide vehicles that make it easier, safer and smoother to take their life-saving skills to the street.

Financial Section Table of Contents

Spartan Motors, Inc.

Market for Registrant's Common Stock and Related Shareholder Matters

The Company's common stock is traded on The Nasdaq Stock Market® under the symbol "SPAR."

The following table sets forth the high and low sale prices for the Company's common stock for the periods indicated, all as reported by The Nasdaq Stock Market:

	High	**Low**
Year Ended December 31, 2002:		
First Quarter	**$ 9.100**	**$5.610**
Second Quarter	**15.370**	**7.450**
Third Quarter	**15.800**	**9.240**
Fourth Quarter	**11.990**	**8.250**
Year Ended December 31, 2001:		
First Quarter	$ 3.375	$1.500
Second Quarter	4.260	2.000
Third Quarter	6.100	3.250
Fourth Quarter	7.000	3.250

The Company declared cash dividends of $0.06 per outstanding share on October 8, 2002, $0.10 per outstanding share on May 6, 2002 and $0.07 per outstanding share on May 14, 2001, to shareholders of record on October 25, 2002, May 28, 2002 and May 29, 2001, respectively.

The number of shareholders of record (excluding participants in security position listings) of the Company's common stock on February 18, 2003 was 654.

Selected Financial Data

Spartan Motors, Inc.

The selected financial data shown below for the Company for each of the five years in the period ended December 31, 2002 has been derived from the Consolidated Financial Statements of the Company. The following data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

Five-Year Operating and Financial Summary

(In thousands of dollars, except per share data)

	2002	2001	2000	1999	1998
Sales	**$259,527**	$226,263	$251,406	$284,638	$251,638
Cost of products sold	**213,530**	189,478	218,114	244,268	216,296
Gross profit	**45,997**	36,785	33,292	40,370	35,342
Operating expenses:					
Research and development	**7,152**	6,210	6,341	6,590	5,404
Selling, general & administrative	**21,531**	19,637	19,010	22,832	18,221
Operating income	**17,314**	10,938	7,941	10,948	11,717
Other, net	**90**	(1,038)	(889)	(994)	(165)
Earnings from continuing operations before taxes on income	**17,404**	9,900	7,052	9,954	11,552
Taxes on income	**5,969**	3,885	2,142	3,061	4,236
Net earnings from continuing operations[a]	**11,435**	6,015	4,910	6,893	7,316
Discontinued operations:					
Loss from operations of Carpenter	—	—	(3,901)	(8,284)	(3,831)
Gain (loss) on disposal of Carpenter	**269**	116	(6,619)	—	—
Net earnings (loss)[a]	**$ 11,704**	$ 6,131	$ (5,610)	$ (1,391)	$ 3,485
Basic earnings (loss) per share[a]:					
Net earnings from continuing operations	**$ 1.00**	$ 0.57	$ 0.43	$ 0.55	$ 0.59
Discontinued operations	**0.02**	0.01	(0.92)	(0.66)	(0.31)
Basic earnings (loss) per share	**$ 1.02**	$ 0.58	$ (0.49)	$ (0.11)	$ 0.28
Diluted earnings (loss) per share[a]:					
Net earnings from continuing operations	**$ 0.95**	$ 0.57	$ 0.43	$ 0.55	$ 0.59
Discontinued operations	**0.02**	0.01	(0.92)	(0.66)	(0.31)
Diluted earnings (loss) per share	**$ 0.97**	$ 0.58	$ (0.49)	$ (0.11)	$ 0.28
Cash dividends per common share	**$ 0.16**	$ 0.07	$ 0.07	$ 0.07	$ 0.07
Basic weighted average common shares outstanding	**11,492**	10,561	11,493	12,483	12,507
Diluted weighted average common shares outstanding	**12,013**	10,616	11,496	12,500	12,536
Balance Sheet Data:					
Net working capital	**$ 35,290**	$ 29,190	$ 38,057	$ 41,867	$ 45,208
Total assets	**88,312**	77,612	98,305	122,698	125,916
Long-term debt, continuing operations	—	9,400	24,504	23,119	22,265
Shareholders' equity	**56,434**	36,912	30,653	43,178	45,133

(a) In 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, **Goodwill and Other Intangible Assets.** *The non-amortization provisions of SFAS No. 142 related to goodwill would have increased net earnings from continuing operations by $0.4 million and increased basic and diluted earnings per share by $0.04 in 2001 and 2000, and $0.03 in 1999 and 1998, if applied in those years.*

The five-year summary above should be read in conjunction with Note 11, Discontinued Operations, *of the Notes to Consolidated Financial Statements appearing in this Annual Report.*

The following section provides a narrative discussion about the Company's financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto appearing in this Annual Report.

Results of Operations

The following table sets forth, for the periods indicated, the components of the Company's consolidated statements of operations, on an actual basis, as a percentage of revenues:

Year Ended December 31,	**2002**	2001	2000
Sales	**100.0%**	100.0%	100.0%
Cost of products sold	**82.3%**	83.7%	86.8%
Gross profit	**17.7%**	16.3%	13.2%
Operating expenses:			
Research and development	**2.8%**	2.7%	2.5%
Selling, general and administrative	**8.2%**	8.8%	7.5%
Operating income	**6.7%**	4.8%	3.2%
Other, net	**0.0%**	(0.4%)	(0.3%)
Earnings from continuing operations before taxes on income	**6.7%**	4.4%	2.9%
Taxes on income	**2.3%**	1.8%	0.9%
Net earnings from continuing operations	**4.4%**	2.6%	2.0%
Discontinued operations:			
Loss from operations of Carpenter	**—**	—	(1.6%)
Gain (loss) on disposal of Carpenter	**0.1%**	0.1%	(2.6%)
Net earnings (loss)	**4.5%**	2.7%	(2.2%)

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Continuing Operations

For the year ended December 31, 2002, consolidated sales increased $33.3 million (14.7%) over the amount reported for the previous year. This increase is largely due to a $35.3 million (20.4%) increase in Chassis Group sales, offset by a $5.8 million (8.4%) decrease in EVTeam sales. The decrease in EVTeam sales is primarily due to lower tax revenues at the state and local levels, translating into tighter budgets and, in some cases, reduced spending on capital assets. This resulted in slightly lower ambulance and fire apparatus deliveries in the latter part of 2002. Lower sales from the Chassis Group to the EVTeam caused intercompany sales to decrease $3.7 million (23.2%) over the prior year. In the prior year, the EVTeam filled two large orders, one for the City of Atlanta and the other for the City of Chicago, all built on Chassis Group product. Intercompany sales are eliminated from the consolidated sales totals.

Within the Chassis Group, the motorhome chassis line had sales increase 36.9% over the 2001 fiscal year. The recreational vehicle industry had a strong year in 2002, propelled by lower interest rates, less travel abroad and by travelers opting for road versus air travel. Also contributing to the increase in sales was an increase in high-end motorhome chassis product sales, which grew 126.1% in 2002 over 2001.

The Chassis Group's other primary product line, fire truck chassis, had a decline of 7.6% in sales for the year ended December 31, 2002 over the year ended December 31, 2001. The launch of the Chassis Group's new Gladiator Evolution, which was designed to meet new engine emission standards, ramped up slowly to ensure quality standards were not compromised.

Transit bus chassis sales for 2002 decreased 100.0% over 2001, as the Company finished off its transit bus backlog in 2001. The Company decided during 2000 to transition out of the transit bus market. For the year ended December 31, 2002, sales of specialty chassis declined approximately 42.5%, compared to the year ended December 31, 2001. This is due to the Chassis Group's focus in 2002 on its two primary product lines, motorhome and fire truck chassis, due to the uncertainty of the domestic economy during the year.

Gross margin increased from 16.3% in 2001 to 17.7% in 2002. This is primarily due to improvements in productivity and a reduction in warranty costs. Higher sales volumes contributed to the greater efficiencies in production while improved product quality and reliability has translated to lower warranty expense.

Selling, general and administrative expenses decreased from 8.8% of sales for the year ended December 31, 2001 to 8.2% for the year ended December 31, 2002. In actual dollars, selling, general and administrative expenses were up 9.7% over the prior year. This increase is primarily due to increases in commercial and health insurance costs as well as higher incentive compensation expense. The increases in commercial and health insurance costs are due to unfavorable insurance markets, which are being experienced by many other companies.

The increase in the Company's income taxes is due to higher earnings before taxes in 2002 when compared to 2001. See Note 5, *Taxes on Income*, of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings from continuing operations increased to $11.4 million ($0.95 per diluted share) in 2002 from $6.0 million ($0.57 per diluted share) in 2001 as a result of the factors discussed above.

Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of the Company's majority-owned subsidiary, Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets is being accounted for as a discontinued operation. The $0.1 million gain and $0.3 million gain on disposal of Carpenter in 2001 and 2002, respectively, are a result of the Company's revision of its estimated loss to dispose of the business, based upon substantial completion of the liquidation.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Continuing Operations

For the year ended December 31, 2001, consolidated sales decreased $25.1 million (10.0%) over the amount reported for the previous year. This decrease was primarily due to a $28.8 million (14.3%) decrease in Chassis Group sales, offset by a $9.1 million (15.2%) increase in EVTeam sales. The increase in EVTeam sales was primarily due to older demographics in the United States, creating a higher demand for emergency vehicles. In addition, emergency vehicle markets are less impacted by swings in the economy. Higher sales from the Chassis Group to the EVTeam caused intercompany sales to increase $5.4 million (51.3%) over the prior year. The EVTeam was in the process of filling two large orders in 2001, one for the City of Atlanta and the other for the City of Chicago, all built on Chassis Group product. Intercompany sales are eliminated from the consolidated sales totals.

Within the Chassis Group, the motorhome chassis line had a sales decline of 18.7% over the 2000 fiscal year. The domestic economic recession, coupled with stock market uncertainty stemming from the terrorist attacks on September 11, 2001, contributed to the slower demand in the motorhome market in 2001.

The Chassis Group's other primary product line, fire truck chassis, had an increase of 4.6% in sales for the year ended December 31, 2001 over the year ended December 31, 2000. For the second year in a row, almost all of the fire truck chassis platforms experienced growth over the prior year due to a strong market.

Transit bus chassis sales for 2001 decreased 75.1% over 2000, as the Company wound down its transit bus backlog. The Company decided during 2000 to transition out of the transit bus market. For the year ended December 31, 2001, sales of specialty chassis declined approximately 59.7%, compared to the year ended December 31, 2000. This was due to the Chassis Group's focus in 2001 on its two primary product lines, motorhome and fire truck chassis.

Gross margin increased from 13.2% in 2000 to 16.3% in 2001. This was primarily due to changes in the levels of inventory write-offs and warranty claims. In 2000, the Company decided to exit the transit bus market, resulting in write-offs of obsolete chassis inventory related to transit buses. In 2001, the Company experienced better inventory monitoring by management and associates, resulting in lower inventory write-offs. In addition, improved product quality and reliability translated to lower warranty expense in 2001.

Selling, general and administrative expenses increased from 7.5% of sales for the year ended December 31, 2000 to 8.8% for the year ended December 31, 2001. In actual dollars, selling, general and administrative expenses were up only 3.2%. This increase was primarily due to increases in commercial and health insurance costs as well as an increase in the Company's Michigan Single Business Tax (SBT). The increases in commercial and health insurance costs were due to unfavorable insurance markets, which were being experienced by many other companies. As the tax base for determining SBT requires the Company to add back employee benefit costs, the higher health insurance costs have also translated into a higher SBT expense over the prior year.

The increase in the Company's income taxes is due to higher earnings before taxes in 2001 when compared to 2000. See Note 5, *Taxes on Income,* of the Notes to Consolidated Financial Statements for further information regarding income taxes.

Net earnings from continuing operations increased to $6.0 million ($0.57 per diluted share) in 2001 from $4.9 million ($0.43 per diluted share) in 2000 as a result of the factors discussed above.

Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of the Company's majority-owned subsidiary, Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the disposition of Carpenter's net assets is being accounted for as a discontinued operation. The $3.9 million loss from operations of Carpenter reflects losses generated from operating the business segment during 2000 through September 29, 2000. The $0.1 million gain on disposal of Carpenter in 2001 is a result of the Company's revision of its estimated loss to dispose of the business, based upon substantial completion of the liquidation in the fourth quarter. The $6.6 million after-tax loss on disposal of Carpenter in 2000 resulted from the decision to initiate the orderly liquidation of Carpenter and this amount included approximately $1.8 million for anticipated operating losses during the phase-out period.

Quarterly Results

The Company's rate of sales growth has varied historically from quarter to quarter. For a description of quarterly financial data, see Note 13, *Quarterly Financial Data (Unaudited),* of the Notes to Consolidated Financial Statements appearing in this Annual Report.

Liquidity and Capital Resources

For the year ended December 31, 2002, cash provided by continuing operating activities was approximately $16.0 million, which was $6.0 million less than the $22.0 million of cash provided by continuing operating activities for the year ended December 31, 2001. Due primarily to an increase in sales, the Company's working capital increased by $6.1 million from $29.2 million in 2001 to $35.3 million in 2002. See the "Consolidated Statements of Cash Flows" contained in this Annual Report for further information regarding the increase in cash and cash equivalents, from $4.2 million as of December 31, 2001, to $8.1 million as of December 31, 2002. See "Selected Financial Data" contained in this report for a five-year comparison of working capital.

Shareholders' equity increased approximately $19.5 million to $56.4 million as of December 31, 2002. This change is primarily the result of net earnings of $11.7 million and net proceeds from the exercise of stock options of $9.6 million, net of dividends of $1.8 million. See the "Consolidated Statements of Shareholders' Equity" contained in this Annual Report for further information regarding the changes in shareholders' equity.

The Company's primary line of credit is a $25.0 million revolving note payable to a bank that expires on October 15, 2003. The Company expects to extend or refinance this line of credit in 2003. Under the terms of the line of credit agreement, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2002, the Company was in compliance with all debt covenants.

The Company also has a secured line of credit of $0.2 million and an unsecured line of credit of $1.0 million. The $0.2 million line carries an interest rate of 2% above the bank's prime rate (prime rate at December 31, 2002 was 4.25%) and has an expiration date of June 1, 2003. This line of credit is secured by accounts receivable, inventory and equipment. The $1.0 million line carries an interest rate of 1% above the bank's prime rate and expires only if there is a change in management. There were no borrowings on either of these lines at December 31, 2002 and 2001. The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months.

See Note 4, *Leases,* and Note 10, *Commitments and Contingent Liabilities,* of the Notes to Consolidated Financial Statements for information regarding the Company's future commitments under real estate leases and certain other obligations.

Critical Accounting Policies

The following discussion of accounting policies is intended to supplement Note 1, *General and Summary of Accounting Policies,* of the Notes to Consolidated Financial Statements. These policies were selected because they are broadly applicable within the Company's operating units and they involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related income statement, asset and/or liability amounts.

Revenue Recognition. The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 101, *Revenue Recognition in Financial Statements,* as amended by SAB 101A and SAB 101B. Accordingly, revenue is recognized when title to the product and risk of ownership passes to the buyer. This occurs when the unit has been completed in accordance with purchase order specifications and has been tendered for delivery to the customer. Sales are shown net of returns, discounts and sales incentives, which historically have not been significant.

Inventory. Estimated inventory allowances for slow-moving and obsolete inventory are based upon current assessments about future demands, market conditions and related management initiatives. If market conditions are less favorable than those projected by management, additional inventory allowances may be required.

Warranties. The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring the Company's obligations under the warranty agreements. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models.

Pending Accounting Policies

See "New Accounting Standards Not Yet Adopted" in Note 1, *General and Summary of Accounting Policies,* of the Notes to Consolidated Financial Statements included in this Annual Report.

Effect of Inflation

Inflation affects the Company in two principal ways. First, the Company's debt, if any, is tied to the prime and LIBOR rates so that increases affecting interest rates may be translated into additional interest expense. Second, general inflation impacts prices paid for labor, parts and supplies. Whenever possible, the Company attempts to cover increased costs of production and capital by adjusting the prices of its products. However, the Company generally does not attempt to negotiate inflation-based price adjustment provisions into its contracts. Since order lead times can be as much as six months, the Company has limited ability to pass on cost increases to its customers on a short-term basis. In addition, the markets served by the Company are competitive in nature, and competition limits the pass through of cost increases in many cases. The Company strives to minimize the effect of inflation through cost reductions and improved productivity.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is a change in interest rates in connection with its outstanding variable rate short-term and long-term debt. However, at December 31, 2002, the Company had no debt outstanding under its variable rate short-term and long-term debt agreements. The Company does not enter into market risk sensitive instruments for trading purposes.

Forward-Looking Statements

This Annual Report contains statements that are not historical facts. These statements are called "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. Our future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including:

- Changes in existing product liability, tort or warranty laws or the introduction of new laws, regulations or policies that could affect our business practices: these laws, regulations or policies could impact our industry as a whole, or could impact only those portions in which we are currently active, for example, laws regulating the design or manufacture of emergency vehicles or regulations issued by the National Fire Protection Association; in either case, our profitability could be injured due to an industry-wide market decline or due to our inability to compete with other companies that are unaffected by these laws, regulations or policies.
- Changes in environmental regulations: these regulations could have a negative impact on our earnings; for example, laws mandating greater fuel efficiency could increase our research and development costs.
- Changes in economic conditions, including changes in interest rates, financial market performance and our industry: these types of changes can impact the economy in general, resulting in a downward trend that impacts not only our business, but all companies with which we compete; or, the changes can impact only those parts of the economy upon which we rely in a unique fashion, including, by way of example:
  - Factors that impact our attempts to expand internationally, such as the introduction of trade barriers in the United States or abroad.
- Changes in relationships with major customers: an adverse change in our relationships with major customers would have a negative impact on our earnings and financial position.
- Armed conflicts and other military actions: the considerable political and economic uncertainties resulting from these events could adversely affect our order intake and sales, particularly in the motorhome market.
- Factors that we have discussed in previous public reports and other documents filed with the Securities and Exchange Commission.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this Annual Report. However, this list is not intended to be exhaustive; many other factors could impact our business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although we believe that the forward-looking statements contained in this Annual Report are reasonable, we cannot provide you with any guarantee that the anticipated results will be achieved. All forward-looking statements in this Annual Report are expressly qualified in their entirety by the cautionary statements contained in this section and you are cautioned not to place undue reliance on the forward-looking statements contained in this Annual Report. In addition to the risks listed above, other risks may arise in the future, and we disclaim any obligation to update information contained in any forward-looking statement.

Consolidated Balance Sheets

Spartan Motors, Inc. and Subsidiaries

December 31,	**2002**	2001
Assets		
Current assets:		
Cash and cash equivalents	**$ 8,081,639**	$ 4,192,785
Accounts receivable, less allowance for doubtful accounts of $365,000 in 2002 and $446,000 in 2001	**28,823,185**	25,774,877
Inventories	**25,205,450**	23,587,813
Deferred tax assets	**3,463,765**	3,777,269
Other current assets	**1,286,564**	1,619,503
Current assets of discontinued operations	**307,288**	1,537,915
Total current assets	**67,167,891**	60,490,162
Property, plant and equipment, net	**15,155,436**	11,288,223
Goodwill	**4,543,422**	4,543,422
Deferred tax assets	**1,301,560**	1,183,836
Other assets	**144,191**	106,176
Total assets	**$88,312,500**	$77,611,819
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$15,939,864**	$13,850,182
Accrued warranty	**2,768,389**	3,510,316
Taxes on income	**1,412,210**	1,241,325
Accrued compensation and related taxes	**4,232,013**	1,740,563
Accrued vacation	**1,217,187**	1,118,200
Deposits from customers	**4,098,211**	3,807,185
Other current liabilities and accrued expenses	**2,201,473**	2,231,370
Current portion of long-term debt	—	2,005,079
Current liabilities of discontinued operations	**8,692**	1,795,556
Total current liabilities	**31,878,039**	31,299,776
Long-term debt, less current portion	—	9,400,000
Shareholders' equity:		
Preferred stock, no par value; 2,000,000 shares authorized (none issued)	—	—
Common stock, $0.01 par value; 23,900,000 shares authorized; issued 12,025,842 shares and 10,722,142 shares as of December 31, 2002 and 2001, respectively	**120,258**	107,221
Additional paid-in capital	**30,776,327**	21,133,937
Retained earnings	**25,537,876**	15,670,885
Total shareholders' equity	**56,434,461**	36,912,043
Total liabilities and shareholders' equity	**$88,312,500**	$77,611,819

See Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Spartan Motors, Inc. and Subsidiaries

Year Ended December 31,	2002	2001	2000
Sales	**$259,527,274**	$226,262,753	$251,405,660
Cost of products sold	**213,529,881**	189,478,179	218,113,677
Gross profit	**45,997,393**	36,784,574	33,291,983
Operating expenses:			
Research and development	**7,151,688**	6,210,483	6,341,169
Selling, general and administrative	**21,532,148**	19,635,906	19,009,446
Operating income	**17,313,557**	10,938,185	7,941,368
Other income (expense):			
Interest expense	**(347,803)**	(1,375,128)	(1,617,771)
Interest and other income	**438,404**	337,433	728,912
Earnings from continuing operations before taxes on income	**17,404,158**	9,900,490	7,052,509
Taxes on income	**5,969,000**	3,885,000	2,142,000
Net earnings from continuing operations	**11,435,158**	6,015,490	4,910,509
Discontinued operations:			
Loss from operations of Carpenter	—	—	(3,900,853)
Gain (loss) on disposal of Carpenter, including provision of $1,775,000 in 2000 for operating losses during phase-out period (including applicable income tax benefit of $185,000, $802,000 and $6,422,000 in 2002, 2001 and 2000, respectively)	**269,314**	115,649	(6,619,174)
Net earnings (loss)	**$ 11,704,472**	$ 6,131,139	$ (5,609,518)
Basic net earnings (loss) per share:			
Net earnings from continuing operations	**$ 1.00**	$ 0.57	$ 0.43
Gain (loss) from discontinued operations:			
Loss from operations of Carpenter	—	—	(0.34)
Gain (loss) on disposal of Carpenter	**0.02**	0.01	(0.58)
Basic net earnings (loss) per share	**$ 1.02**	$ 0.58	$ (0.49)
Diluted net earnings (loss) per share:			
Net earnings from continuing operations	**$ 0.95**	$ 0.57	$ 0.43
Gain (loss) from discontinued operations:			
Loss from operations of Carpenter	—	—	(0.34)
Gain (loss) on disposal of Carpenter	**0.02**	0.01	(0.58)
Diluted net earnings (loss) per share	**$ 0.97**	$ 0.58	$ (0.49)
Basic weighted average common shares outstanding	**11,492,000**	10,561,000	11,493,000
Diluted weighted average common shares outstanding	**12,013,000**	10,616,000	11,496,000

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity

Spartan Motors, Inc. and Subsidiaries

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2000	12,273,977	$122,740	$23,645,151	$19,410,550	$43,178,441
Purchase and constructive retirement of stock	(1,755,900)	(17,559)	(3,388,887)	(2,714,276)	(6,120,722)
Dividends paid ($0.07 per share)				(810,745)	(810,745)
Other			15,389		15,389
Net loss				(5,609,518)	(5,609,518)
Balance at December 31, 2000	10,518,077	105,181	20,271,653	10,276,011	30,652,845
Stock options exercised and related tax benefit	204,065	2,040	862,284		864,324
Dividends paid ($0.07 per share)				(736,265)	(736,265)
Net earnings				6,131,139	6,131,139
Balance at December 31, 2001	10,722,142	107,221	21,133,937	15,670,885	36,912,043
Stock options exercised and related tax benefit	**1,303,700**	**13,037**	**9,589,390**		**9,602,427**
Dividends paid ($0.16 per share)				**(1,837,481)**	**(1,837,481)**
Other			**53,000**		**53,000**
Net earnings				**11,704,472**	**11,704,472**
Balance at December 31, 2002	**12,025,842**	**$120,258**	**$30,776,327**	**$25,537,876**	**$56,434,461**

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Spartan Motors, Inc. and Subsidiaries

Year Ended December 31,	**2002**	2001	2000
Cash flows from operating activities:			
Net earnings from continuing operations	**$ 11,435,158**	$ 6,015,490	$ 4,910,509
Adjustments to reconcile net earnings from continuing operations to net cash provided by operating activities:			
Depreciation	**1,884,711**	1,787,811	1,799,990
Amortization	**—**	416,999	439,482
Loss (gain) on disposal of assets	**4,022**	4,535	(24,272)
Tax benefit from stock options exercised	**2,413,000**	—	—
Other	**53,000**	—	—
Decrease (increase) in operating assets:			
Accounts receivable	**(3,048,308)**	6,296,010	4,443,620
Inventories	**(1,617,637)**	6,849,979	9,195,182
Deferred tax assets	**195,780**	246,000	(1,719,800)
Federal taxes receivable	**—**	5,697,352	(4,269,407)
Other assets	**294,924**	(421,462)	57,376
Increase (decrease) in operating liabilities:			
Accounts payable	**2,089,682**	(5,332,150)	(3,224,060)
Accrued warranty	**(741,927)**	(463,015)	669,553
Taxes on income	**170,885**	1,241,325	—
Accrued compensation and related taxes	**2,491,450**	107,446	(58,547)
Accrued vacation	**98,987**	99,211	(89,675)
Deposits from customers	**291,026**	1,348,619	(1,194,398)
Other current liabilities and accrued expenses	**(29,897)**	(1,891,008)	2,106,510
Total adjustments	**4,549,698**	15,987,652	8,131,554
Net cash provided by continuing operating activities	**15,984,856**	22,003,142	13,042,063
Net cash used in discontinued operating activities	**(286,923)**	(1,944,571)	(6,154,146)
Net cash provided by operating activities	**15,697,933**	20,058,571	6,887,917
Cash flows from investing activities:			
Purchases of property, plant and equipment	**(5,758,029)**	(2,515,822)	(1,282,394)
Proceeds from sale of property, plant and equipment	**2,083**	30,915	38,374
Minority interest contributions	**—**	—	(1,000)
Net cash used in investing activities	**(5,755,946)**	(2,484,907)	(1,245,020)
Cash flows from financing activities:			
Payments on notes payable	**—**	(30,000)	(5,000)
Proceeds from long-term debt	**—**	—	2,800,000
Payments on long-term debt	**(11,405,079)**	(14,013,968)	(1,022,586)
Net proceeds from exercise of stock options	**7,189,427**	864,324	—
Purchase of treasury stock	**—**	—	(6,120,722)
Payment of dividends	**(1,837,481)**	(736,265)	(810,745)
Other	**—**	—	15,389
Net cash used in financing activities	**(6,053,133)**	(13,915,909)	(5,143,664)
Net increase in cash and cash equivalents	**3,888,854**	3,657,755	499,233
Cash and cash equivalents at beginning of year	**4,192,785**	535,030	35,797
Cash and cash equivalents at end of year	**$ 8,081,639**	$ 4,192,785	$ 535,030

Supplemental disclosures: Cash paid for interest was $322,000, $1,450,000 and $2,104,000 for 2002, 2001 and 2000, respectively. Cash paid (refunds) for income taxes was $2,884,000, ($4,343,000) and $1,655,000 for 2002, 2001 and 2000, respectively.

See Notes to Consolidated Financial Statements.

Note 1—General and Summary of Accounting Policies

Nature of Operations. Spartan Motors, Inc. (the "Company") is an international engineer and manufacturer of custom motor vehicle chassis and bodies. The Company's principal chassis markets are fire trucks, motorhomes and specialty vehicles. The Company has additional subsidiaries included in its consolidated financial statements that are manufacturers of bodies for various markets including fire trucks and ambulances.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its four wholly owned subsidiaries: Spartan Motors Chassis, Inc., Quality Manufacturing, Inc., Luverne Fire Apparatus Co., Ltd. and Road Rescue, Inc. Effective January 1, 2003, Luverne Fire Apparatus Co., Ltd. and Quality Manufacturing, Inc. were combined in a tax-free merger into a newly named entity, Crimson Fire, Inc. Carpenter Industries, Inc. ("Carpenter") is a 57.6% owned subsidiary that, effective September 29, 2000, is accounted for as a discontinued operation (see Note 11). All material intercompany transactions have been eliminated.

Financial Instruments. The Company values financial instruments as required by Statement of Financial Accounting Standards (SFAS) No. 107, *Disclosures about Fair Values of Financial Instruments.* The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt approximate fair value. The Company does not utilize derivative instruments.

Revenue Recognition. The Company recognizes revenue when title to its product passes to the customer. This occurs when production and testing of the product has been completed and the product has been tendered for delivery.

Shipping and Handling of Products. Costs incurred related to the shipment and handling of products are classified in cost of products sold. Amounts billed to customers for shipping and handling of products are included in net sales.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents include cash on hand, cash on deposit and money market funds. The Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable. The Company performs periodic credit evaluations of its customers' financial condition and generally requires collateral. Receivables generally are due within 30 days and allowances are maintained for potential credit losses. Historically, such losses consistently have been within management's expectations.

Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. During the fourth quarter of 2002, the Company changed its method of accounting for certain of its inventories that were previously valued using the last-in, first-out (LIFO) method to the FIFO method. The Company believes that the change is preferable to conform all inventories to the same inventory valuation method and to provide a better matching of expenses with revenues given relatively stable product costs over the past several years that have resulted in the value of inventories under the LIFO method to be approximately equal to their replacement cost on a FIFO basis. The effect of this change in method was not significant to all years and quarterly periods presented and disclosed in the accompanying consolidated financial statements, and therefore, previously reported amounts have not been retroactively restated.

Property, Plant and Equipment are stated at cost and are depreciated over their estimated useful lives using principally an accelerated method for both financial statement and income tax purposes. Estimated useful lives range from 20 to 31.5 years for buildings and improvements, 3 to 7 years for plant machinery and equipment, 3 to 7 years for furniture and fixtures and 3 to 5 years for vehicles.

Note 1—General and Summary of Accounting Policies *(continued)*

Goodwill. As of January 1, 2002, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires the Company to evaluate these intangibles for impairment on an annual basis. In the first quarter of 2002, the Company completed the required initial impairment test of goodwill and, in the fourth quarter of 2002, completed the required annual impairment test as prescribed by SFAS No. 142 and determined that recorded goodwill was not impaired. The goodwill of the Company all relates to the EVTeam business segment.

If the nonamortization provisions of SFAS No. 142 had been applied in 2001 and 2000, amortization expense would have been reduced by $0.4 million in 2001 and 2000, resulting in an increase in net earnings from continuing operations per basic and diluted share of $0.04 in each of those years.

Taxes on Income. The Company recognizes income tax expense in accordance with SFAS No. 109, *Accounting for Income Taxes.* A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences as measured by provisions of enacted tax laws, and is subject to ongoing assessment of realizability.

Earnings Per Share. Basic earnings (loss) per share represents net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share represents net earnings (loss) available to common shares outstanding divided by the weighted average number of common shares outstanding plus the average dilutive effect of the Company's stock options outstanding during the period calculated. The effect of dilutive stock options was 521,000, 55,000 and 3,000 shares at December 31, 2002, 2001 and 2000, respectively. For 2002, 2001 and 2000, 285,000, 1,937,000 and 2,698,000 shares related to stock option plans were not included in diluted weighted average common shares outstanding because their inclusion would be antidilutive.

Stock Options. At December 31, 2002, the Company has key employee, director and outside market advisor stock option plans, which are described in more detail in Note 9. The Company follows Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its stock option plans. Under APB Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2002, 2001 and 2000, would have been the pro forma amounts indicated below.

Year Ended December 31,	**2002**	2001	2000
Net earnings (loss)			
As reported	**$11,704,472**	$ 6,131,139	$(5,609,518)
Deduct: Compensation expense—fair-value method	**(2,635,493)**	(1,065,291)	(1,120,705)
Pro forma	**$ 9,068,979**	$ 5,065,848	$(6,730,223)
Basic net earnings (loss) per share			
As reported	**$ 1.02**	$ 0.58	$ (0.49)
Pro forma	**0.79**	0.48	(0.59)
Diluted net earnings (loss) per share			
As reported	**$ 0.97**	$ 0.58	$ (0.49)
Pro forma	**0.75**	0.48	(0.59)

Note 1—General and Summary of Accounting Policies *(continued)*

Stock Options *(continued)* The estimated fair value of options granted was $5.52, $2.01 and $2.08 per share in 2002, 2001 and 2000, respectively. The fair market value of options granted under the Company's stock option plans was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used:

	Dividend Yield	Expected Volatility	Risk Free Interest Rate	Expected Lives
2002	**1%**	**57.7%**	**3.12%**	**5 years**
2001	1%	54.0%	4.79%	5 years
2000	None	48.0%	6.23%	5 years

New Accounting Standards Not Yet Adopted. In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires liabilities for cost related to exit or disposal activities to be recognized when the liability is incurred. SFAS No. 146 supersedes Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Employee Termination Benefits and Costs to Exit an Activity*, and is effective for exit activities initiated after December 31, 2002, with early application allowed. The Company will adopt this standard in 2003; however, management is not currently contemplating any exit or disposal activities and, therefore, does not expect SFAS No. 146 to have an impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—An Amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation*, to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require disclosure in interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that addresses industry concerns related to applicability of current option pricing models to non-exchange traded employee option plans.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. Interpretation No. 45 changes current practice in accounting for, and disclosure of, guarantees and will require certain guarantees to be recorded as liabilities at fair value on the balance sheet. Current practice requires that liabilities related to guarantees be recorded only when a loss is probable and reasonably estimable, as those terms are defined in Statement No. 5, *Accounting for Contingencies*. Interpretation No. 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote. The disclosure requirements of Interpretation No. 45 are effective immediately and are included in Note 10. The initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company has not yet determined what effect, if any, the new recognition and measurement provisions will have on the Company's future financial results.

Note 2—Inventories

Inventories are summarized as follows:

December 31,	**2002**	2001
Finished goods	**$ 5,329,518**	$ 6,466,152
Work in process	**7,650,006**	7,399,713
Raw materials and purchased components	**14,138,499**	11,234,222
Obsolescence reserve	**(1,912,573)**	(1,512,274)
Total	**$ 25,205,450**	$ 23,587,813

Note 3—Property, Plant and Equipment

Property, plant and equipment is summarized by major classifications as follows:

December 31,	**2002**	2001
Land and improvements	**$ 1,176,595**	$ 1,080,842
Buildings and improvements	**15,697,797**	12,044,364
Plant machinery and equipment	**5,415,200**	4,095,919
Furniture and fixtures	**7,623,284**	6,984,991
Vehicles	**1,159,854**	1,061,218
Construction in process	**183,833**	577,503
Total	**31,256,563**	25,844,837
Less accumulated depreciation	**(16,101,127)**	(14,556,614)
Net property, plant and equipment	**$ 15,155,436**	$ 11,288,223

Note 4—Leases

The Company leases office equipment and manufacturing and warehouse space under operating lease agreements. Leases generally provide that the Company shall pay the cost of utilities, insurance, taxes and maintenance. Rent expense for the years ended December 31, 2002, 2001 and 2000 was $1,087,000, $1,156,000 and $1,157,000, respectively. Future minimum lease commitments under non-cancelable leases are as follows: $742,000 in 2003; $284,000 in 2004; $219,000 in 2005; $193,000 in 2006; $139,000 in 2007; and $191,000 thereafter.

Note 5—Taxes on Income

Income tax expense (credit) attributable to continuing operations is summarized as follows:

Year Ended December 31,	**2002**	2001	2000
Current:			
Federal	**$5,867,570**	$2,559,000	$ 3,402,800
State	**(94,350)**	1,080,000	459,000
Total current	**5,773,220**	3,639,000	3,861,800
Deferred:			
Federal	**183,430**	233,000	(1,589,800)
State	**12,350**	13,000	(130,000)
Total deferred	**195,780**	246,000	(1,719,800)
Total provision for income taxes	**$5,969,000**	$3,885,000	$ 2,142,000

In 2002, current taxes on income are further reduced by tax benefits associated with the exercise of stock options under the plans described in Note 9. This reduction totaled $2.4 million in 2002 and was recognized as an adjustment of additional paid-in capital.

Differences between the expected income tax expense attributable to continuing operations, derived from applying the federal statutory income tax rate to earnings before taxes on income from continuing operations and the actual tax expense, are as follows:

Year Ended December 31,	**2002**		2001		2000	
	Amount	**Percentage**	Amount	Percentage	Amount	Percentage
Federal income taxes at the statutory rate	**$5,917,000**	**34.00%**	$3,366,000	34.00%	$2,398,000	34.00%
Increase (decrease) in income taxes resulting from:						
Foreign sales exclusion	**(11,000)**	**(0.06)**	(103,000)	(1.04)	(40,000)	(0.57)
Nondeductible expenses	**53,000**	**0.30**	144,000	1.45	94,000	1.33
State tax expense	**(54,000)**	**(0.31)**	721,000	7.28	217,000	3.08
Reversal of prior year tax accruals	**—**	**0.00**	—	0.00	(520,000)	(7.37)
Other	**64,000**	**0.37**	(243,000)	(2.45)	(7,000)	(0.10)
Total	**$5,969,000**	**34.30%**	$3,885,000	39.24%	$2,142,000	30.37%

Note 5—Taxes on Income *(continued)*

Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

December 31,	**2002**	2001
Current asset (liability):		
Additional capitalized inventory costs	**$ 131,000**	$ 129,000
Vacation accrual	**448,000**	418,000
Warranty reserve	**1,027,000**	1,351,000
Inventory allowance	**701,000**	598,000
Allowance for doubtful accounts	**104,000**	135,000
Charitable contribution carryover	**1,086,500**	1,185,000
Other	**(33,735)**	(38,731)
Total	**$ 3,463,765**	$ 3,777,269
Noncurrent asset:		
Charitable contribution carryover	**$ 1,086,500**	$ 941,000
Capital loss on investment in Carpenter	**10,097,000**	10,097,000
Valuation allowance for capital loss carryforward	**(10,097,000)**	(10,097,000)
Other	**215,060**	242,836
Total	**$ 1,301,560**	$ 1,183,836

In 2000, the Company's loss on its investment in the stock of its 57.6% owned subsidiary, Carpenter, generated a capital loss of $29.7 million. Since the Company currently has no capital gains to offset against the capital loss, the Company has recorded a valuation allowance that reserves in full the deferred tax asset related to this loss carryover. These capital losses can be carried forward through 2005 and during that time future capital gains, up to $29.7 million, would be offset by them.

Note 6—Debt

Long-term debt consists of the following:

December 31,	**2002**	2001
Revolving note payable to bank, with interest payable daily at the Eurodollar rate plus an applicable margin ranging from 1.0% to 2.5%, depending on the level of leverage maintained by the Company, secured by the Company's assets	**$ —**	$ 8,300,000
Term note payable to bank, with interest payable monthly at the 30 day LIBOR rate, secured by the Company's assets	**—**	3,100,000
Other	**—**	5,079
	—	11,405,079
Less current portion of long-term debt	**—**	(2,005,079)
Total	**$ —**	$ 9,400,000

Note 6—Debt *(continued)*

The Company's primary line of credit is a $25.0 million revolving note payable to a bank that expires on October 15, 2003. The Company expects to extend or refinance this line of credit in 2003. Under the terms of the credit agreement for the line of credit, the Company is required to maintain certain financial ratios and other financial conditions. The agreement also prohibits the Company from incurring additional indebtedness, limits certain acquisitions, investments, advances or loans and restricts substantial asset sales. At December 31, 2002, the Company was in compliance with all debt covenants.

The Company also has an unsecured line of credit of $1.0 million and a secured line of credit of $0.2 million. The $0.2 million line carries an interest rate of 2% above the bank's prime rate (4.25% at December 31, 2002) and has an expiration date of June 1, 2003. This line of credit is secured by accounts receivable, inventory and equipment. The $1.0 million line carries an interest rate of 1% above the bank's prime rate and expires only if there is a change in management. There were no borrowings on either of these lines at December 31, 2002 and 2001. The Company believes it has sufficient resources from cash flows from operating activities and, if necessary, from additional borrowings under its lines of credit to satisfy ongoing cash requirements for the next 12 months.

Note 7—Transactions with Major Customers

The Company had two customers classified as major customers in 2002, 2001 and 2000, as follows:

	2002		2001		2000	
Customer	**Sales**	**Accounts Receivable**	Sales	Accounts Receivable	Sales	Accounts Receivable
A	**$47,973,000**	**$ 2,506,000**	$36,665,000	$ 528,000	$47,756,000	$2,429,000
B	**$42,234,000**	**$ 4,057,000**	$23,690,000	$2,306,000	$45,898,000	$4,402,000

Note 8—Profit-Sharing Plan

The Spartan Motors, Inc. Profit-Sharing Plan and Trust covers all Chassis business segment employees whom meet length of service and minimum age requirements. Contributions to the plan are determined annually by the Board of Directors and were $390,000, $352,000 and $350,000 in 2002, 2001 and 2000, respectively. The Company's policy is to fund plan costs accrued.

Note 9—Stock Options

The Company has stock option plans covering certain employees. Shares reserved for options under these plans total 4,400,000. The options granted are exercisable for a period of 10 years from the grant date. The exercise price for all options is equal to the market price at the date of grant.

The Company has a stock option and a restricted stock plan for outside market advisors. Shares reserved for options under this plan total 200,000 (included in the 4,400,000 above) and the options are exercisable for a period of 10 years from the grant date. The exercise price for these options is equal to the market price at the grant date. Compensation expense is recognized for all options granted under this plan and was not significant in all years presented.

The Company has a non-qualified stock option plan for certain employees and directors. Shares reserved for options under this plan total 800,000 (included in the 4,400,000 above) and the options are exercisable for a period of 10 years from the grant date. The exercise price for these options is equal to the market price at the date of grant.

Note 9—Stock Options *(continued)*

Activity for the years ended December 31, 2002, 2001 and 2000 is as follows for all plans:

	Price Range	Weighted Average Exercise Price	Option Shares
Balance at January 1, 2000	$1.73–$14.58	$ 8.16	2,534,250
Options granted	$2.50–$ 4.19	$ 4.14	542,410
Options exercised	—	—	—
Options expired	$1.73–$14.58	$ 7.62	(379,610)
Balance at December 31, 2000	$2.50–$14.50	$ 7.43	2,697,050
Options granted	$1.69–$ 6.40	$ 3.88	548,865
Options exercised	$1.69–$ 6.19	$ 4.23	(204,065)
Options expired	$3.95–$14.50	$ 8.98	(236,440)
Balance at December 31, 2001	$1.69–$14.50	$ 6.82	2,805,410
Options granted	**$5.91–$15.32**	**$11.42**	**498,980**
Options exercised	**$1.69–$14.50**	**$ 5.52**	**(1,303,700)**
Options expired	**$3.95–$14.50**	**$11.51**	**(99,760)**
Balance at December 31, 2002	**$1.69–$15.32**	**$ 8.57**	**1,900,930**

The following table summarizes information regarding stock options outstanding at December 31, 2002 under the plans:

	Options Outstanding			Options Exercisable	
Exercise Price Range	Number Outstanding at 12/31/02	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 12/31/02	Weighted Average Exercise Price
$ 1.69–$ 2.50	26,000	8.0	$ 1.96	26,000	$ 1.96
$ 2.66–$ 3.95	149,075	8.4	$ 3.88	149,075	$ 3.88
$ 4.19–$ 6.19	466,805	6.4	$ 5.48	466,805	$ 5.48
$ 6.40–$ 8.80	499,600	3.8	$ 7.64	499,600	$ 7.64
$10.31–$15.32	759,450	7.0	$12.28	759,450	$12.28
	1,900,930	6.1	$ 8.57	1,900,930	$ 8.57

Note 10—Commitments and Contingent Liabilities

Under the terms of its credit agreement with its bank, the Company has the ability to issue letters of credit totaling $2.5 million. At December 31, 2002 and 2001, the Company had outstanding letters of credit totaling $0.2 million.

At December 31, 2002, the Company and its subsidiaries were parties, both as plaintiff and defendant, to a number of lawsuits and claims arising out of the normal course of their businesses. In the opinion of management, the financial position or future operating results of the Company will not be materially affected by the final outcome of these legal proceedings.

At December 31, 2002, the Company had an outstanding commitment to purchase $10.4 million of engines from a supplier under a contract expiring on March 1, 2003.

The Company has repurchase agreements with third-party lending institutions, which have provided floor plan financing to customers. These agreements provide for the repurchase of products from the lending institution in the event of the customer's default. The total contingent liability on December 31, 2002 was approximately $1.2 million. Historically, losses under these agreements have not been significant and it is management's opinion that any future losses will not have a material effect on the Company's financial position or future operating results. In accordance with Interpretation No. 45, no liabilities for pre-January 1, 2003 guarantees have been recorded. For all such guarantees issued after January 1, 2003, the Company will record the fair value of the guarantee as a liability and a reduction of the initial revenue recognized on the sale of the units.

The Company's products generally carry limited warranties, based on terms that are generally accepted in the marketplace. Selected components included in the Company's end products (such as engines, transmissions, tires, etc.) may include manufacturers' warranties. These manufacturers' warranties are generally passed on to the end customer of the Company's products.

The Company's policy is to record a provision for the estimated cost of warranty-related claims at the time of the sale, and periodically adjust the provision to reflect actual experience. The amount of warranty liability accrued reflects management's best estimate of the expected future cost of honoring Company obligations under the warranty agreements. Historically, the cost of fulfilling the Company's warranty obligations has principally involved replacement parts, labor and sometimes travel for any field retrofit campaigns. The Company's estimates are based on historical experience, the number of units involved and the extent of features and components included in product models.

Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Infrequently, a material warranty issue can arise which is beyond the scope of the Company's historical experience. The Company provides for any such warranty issues as they become known and are estimable. It is reasonably possible that additional warranty and other related claims could arise from disputes or other matters beyond the scope of the Company's historical experience.

Changes in the Company's warranty liability during the year ended December 31, 2002 were as follows:

Balance of accrued warranty at January 1, 2002	$ 3,510,316
Warranties issued during the period	1,685,032
Cash settlements made during the period	(3,409,111)
Changes in liability for pre-existing warranties during the period, including expirations	982,152
Balance of accrued warranty at December 31, 2002	**$ 2,768,389**

Note 11—Discontinued Operations

On September 28, 2000, the Company's Board of Directors passed a resolution to cease funding of Carpenter. Carpenter's Board of Directors then voted on September 29, 2000 to begin the orderly liquidation of Carpenter. Because Carpenter was a separate segment of the Company's business, the operating results and the disposition of Carpenter's net assets were accounted for as a discontinued operation. Accordingly, previously reported financial results for all periods presented were restated to reflect this business as a discontinued operation.

The assets or liabilities of the discontinued operations have been segregated in the consolidated balance sheets. Details of such amounts are as follows:

December 31,	**2002**	2001
Cash and cash equivalents	**$ 93,271**	$1,453,198
Accounts receivable	**130,000**	—
Other current assets	**84,017**	84,717
Total current assets of discontinued operations	**$307,288**	$1,537,915
Notes payable		$1,135,556
Other current liabilities	**$ 8,692**	660,000
Total current liabilities of discontinued operations	**$ 8,692**	$1,795,556

Note 12—Business Segments

The Company segregates its operations into two reportable business segments: Chassis and EVTeam. The Chassis segment is an international engineer and manufacturer of custom motor vehicle chassis. The segment's principal markets are fire truck, motorhome and specialty vehicle chassis. The Company's EVTeam consists of three subsidiaries that are manufacturers of emergency vehicle bodies. Sales in the column labeled "other" represent sales from the Chassis segment to the EVTeam segment, which are eliminated from the consolidated sales totals.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Sales and other financial information by business segment is as follows (amounts in thousands):

	Business Segments				
Year Ended December 31, 2002	**Chassis**	**EVTeam**	**Intangibles**	**Other**	**Consolidated**
Sales	**$208,585**	**$63,305**		**$(12,363)**	**$259,527**
Interest expense	**148**	**513**		**(313)**	**348**
Depreciation and amortization expense	**781**	**640**		**464**	**1,885**
Taxes on income	**6,086**	**201**		**(318)**	**5,969**
Segment net earnings (loss) from continuing operations	**11,523**	**523**		**(611)**	**11,435**
Discontinued operations				**269**	**269**
Segment net earnings (loss)	**11,523**	**523**		**(342)**	**11,704**
Segment assets	**40,309**	**29,029**	**$4,543**	**14,432**	**88,313**

Note 12—Business Segments *(continued)*

Year Ended December 31, 2001	Business Segments Chassis	Business Segments EVTeam	Intangibles	Other	Consolidated
Sales	$173,236	$69,129		$(16,102)	$226,263
Interest expense	313	848		214	1,375
Depreciation and amortization expense	931	380	$ 417	477	2,205
Taxes on income	3,486	812		(413)	3,885
Segment net earnings (loss) from continuing operations	6,106	1,376	(417)	(1,050)	6,015
Discontinued operations				116	116
Segment net earnings (loss)	6,106	1,376	(417)	(934)	6,131
Segment assets	38,034	27,131	4,543	7,904	77,612

Year Ended December 31, 2000	Business Segments Chassis	Business Segments EVTeam	Intangibles	Other	Consolidated
Sales	$202,056	$59,990		$(10,640)	$251,406
Interest expense	410	918		290	1,618
Depreciation and amortization expense	950	393	$ 440	456	2,239
Taxes on income	2,768	(100)		(526)	2,142
Segment net earnings (loss) from continuing operations	5,224	595	(440)	(469)	4,910
Discontinued operations				(10,519)	(10,519)
Segment net earnings (loss)	5,224	595	(440)	(10,988)	(5,609)
Segment assets	43,023	28,441	4,960	21,881	98,305

Substantially all long-lived assets are located in the United States. Foreign sales are not significant.

Note 13—Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the year ended December 31, 2002 is as follows:

Quarter Ended	**March 31**	**June 30**	**September 30**	**December 31**
Sales	**$66,718,546**	**$65,315,118**	**$64,065,349**	**$63,428,261**
Gross profit	**12,225,050**	**11,636,768**	**11,407,595**	**10,727,980**
Net earnings from continuing operations	**$ 3,239,252**	**$ 2,730,316**	**$ 3,244,865**	**$ 2,220,725**
Gain (loss) from discontinued operations	**75,442**	**301,998**	**(108,126)**	**—**
Net earnings	**$ 3,314,694**	**$ 3,032,314**	**$ 3,136,739**	**$ 2,220,725**
Basic net earnings per share:				
Net earnings from continuing operations	**$ 0.30**	**$ 0.24**	**$ 0.27**	**$ 0.19**
Gain (loss) from discontinued operations	**0.01**	**0.03**	**(0.01)**	**—**
Basic net earnings per share	**$ 0.31**	**$ 0.27**	**$ 0.26**	**$ 0.19**
Diluted net earnings per share:				
Net earnings from continuing operations	**$ 0.29**	**$ 0.23**	**$ 0.26**	**$ 0.18**
Gain (loss) from discontinued operations	**0.01**	**0.02**	**(0.01)**	**—**
Diluted net earnings per share	**$ 0.30**	**$ 0.25**	**$ 0.25**	**$ 0.18**

Note 13—Quarterly Financial Data (Unaudited) *(continued)*

Summarized quarterly financial data for the year ended December 31, 2001 is as follows:

Quarter Ended	March 31	June 30	September 30	December 31
Sales	$58,657,558	$58,520,417	$55,803,468	$53,281,310
Gross profit	9,128,765	9,017,844	9,361,236	9,276,729
Net earnings from continuing operations	$ 1,468,052	$ 1,297,995	$ 1,554,755	$ 1,694,688
Gain from discontinued operations	—	—	—	115,649
Net earnings	$ 1,468,052	$ 1,297,995	$ 1,554,755	$ 1,810,337
Basic and diluted net earnings per share:				
Net earnings from continuing operations	$ 0.14	$ 0.12	$ 0.15	$ 0.16
Gain from discontinued operations	—	—	—	$ 0.01
Basic and diluted net earnings per share	$ 0.14	$ 0.12	$ 0.15	$ 0.17

Basic and diluted net earnings per share is computed separately for each quarter and, therefore, the sum of the quarterly per share amounts may differ from the total for the year as a result of rounding and of the averaging throughout the year of basic and diluted weighted average common shares outstanding.

Report of Independent Auditors

Board of Directors and Shareholders
Spartan Motors, Inc.

We have audited the accompanying consolidated balance sheets of Spartan Motors, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spartan Motors, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Ernst + Young LLP

Grand Rapids, Michigan
January 31, 2003

Corporate Information

Corporate Headquarters
Spartan Motors, Inc.
1165 Reynolds Rd.
Charlotte, Michigan 48813
Telephone: 517-543-6400

Annual Shareholders' Meeting
The Annual Meeting of Spartan Motors, Inc. will be held concurrent with the annual motorhome rally this year on May 28 at the Eaton County Fairgrounds in Charlotte, Michigan 48813.

2003 Quarterly Financial Results Release Dates

First Quarter	April 24, 2003
Second Quarter	July 31, 2003
Third Quarter	October 23, 2003
Fourth Quarter	February 26, 2004

Transfer Agent
American Stock Transfer & Trust Co. serves as the transfer agent for the Corporation. Inquiries relating to stock transfers, changes of ownership, lost or stolen stock certificates, changes of address and dividend payments should be addressed to:

American Stock & Transfer Co.
59 Maiden Lane
Plaza Level
New York, New York 10038
Telephone: 800-937-5449

Board of Directors

David R. Wilson
Chairman of the Board
Automotive, Heavy Truck Industry Consultant

Charles E. Nihart, CPA
Retired Accountant, Entrepreneur
Lansing, Michigan

George Tesseris
Managing Partner
Tesseris & Crown, P.C.
East Lansing, Michigan

Kenneth Kaczmarek
Former President, COO of
Volvo Truck Finance

John E. Sztykiel
Chief Executive Officer
Spartan Motors, Inc.

Richard J. Schalter
Executive Vice-President
Spartan Motors, Inc.

William F. Foster
Vice-President
Spartan Motors, Inc.

Corporate Officers

John E. Sztykiel
Chief Executive Officer

James W. Knapp
Chief Financial Officer and Secretary/Treasurer

Richard J. Schalter
Executive Vice-President

William F. Foster
Vice-President

Independent Accountants
Ernst & Young LLP
171 Monroe Ave. NW, Suite 1000
Grand Rapids, Michigan 49503

Shareholder Information
Shares for the Company's stock are traded on The NASDAQ Stock Market under the ticker symbol SPAR. **The Company's 10-K report filed with the Securities and Exchange Commission will be provided free of charge to any shareholder upon written request, and is available at the Spartan Motors web site (www.spartanmotors.com) by clicking on the Edgar archives.** For more information, contact:

Spartan Motors, Inc.
James W. Knapp
1165 Reynolds Rd.
Charlotte, Michigan 48813
Telephone: 517-543-6400

or the Company's outside investor relations firm:

Lambert, Edwards & Associates, Inc.
171 Monroe Ave. NW, Suite 500
Grand Rapids, Michigan 49503
Telephone: 616-233-0500

Corporate Profile

Spartan Motors, Inc. (NASDAQ: SPAR) designs, engineers and manufactures custom chassis and vehicles for the recreational vehicle, fire truck, ambulance and emergency-rescue markets. The Company's brand names—**Spartan®**, **Crimson Fire®** and **Road Rescue®**—are known in their market niches for quality, value, service and being the first to market with innovative products. Spartan Motors employs more than 750 associates at facilities in Michigan, South Dakota, Alabama, Minnesota and South Carolina and is publicly traded under the ticker SPAR on The NASDAQ Stock Market®.

Owning Spartan Motors stock gives a stakeholder ownership in a company that provides value by:

- Unifying our brands to leverage talent across the organization
- Sharpening our focus to cut waste in operations
- Stimulating a passionate desire among its management, associates and all stakeholders to succeed

SMI Stakeholder Model

All Stakeholders make a voluntary decision to be a part of the SMI model, and should be respected for their all important contributions in enabling the SMI model to operate.



Take one away, the model fails to operate.


Shareholder
End-User
Community
Unify & Leverage
Associate
Supplier
OEM
Dealer

For the past 27 years—19 as a public company—it has been Spartan's stakeholder model, or "relationships," that makes us special.


SPARTAN

Spartan Motors, Inc.
1165 Reynolds Rd.
Charlotte, MI 48813
517-543-6400